AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX COMPLETES $1,000,000 PRIVATE PLACEMENT

EDMONTON, ALBERTA - April 7, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced that it has closed the private placement announced on March 3, 2006 with the issuance of 800,000 units for gross proceeds of $1,000,000 (CAD). Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of $1.75 for a period of two years from the date of issuance. The Company was able to negotiate more advantageous terms than had previously been announced. Montex Exploration Ltd. acted as the broker for this private placement transaction.

“This transaction further strengthens our balance sheet as we approach important milestones for our earlier-stage pipeline products including the completion of our Phase I OcclusinTM 50 Injection trial and initiation of a Phase I HepaVaxx B trial,” commented Dr. Lorne Tyrrell, CEO of ViRexx Medical Corp.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Lorne Tyrrell Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 ltyrrell@virexx.com	Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com